Teachers Insurance and Annuity Association of America College Retirement Equities Fund Southern Service Center 8500 Andrew Carnegie Boulevard Charlotte, North Carolina 28262

August 12, 2011

VIA EDGAR

Mr. Daniel L. Gordon

Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 Re:     TIAA Real Estate Account

Form 10-K for the year ended December 31, 2010 (the “Form 10-K”)

Filed on March 17, 2011

(File No. 033-92900)

Dear Mr. Gordon:

On behalf of the TIAA Real Estate Account (the “Registrant” or “Account”), provided below are the Registrant’s responses to the Staff’s comments relating to the Form 10-K which were received by the Registrant on July 27, 2011.

Basis of Presentation, page 66

1.         We note that the financial statements include the Account and those subsidiaries wholly owned by TIAA for the benefit of the Account. Please explain your basis in GAAP for consolidating entities that you do not control.

The Registrant consolidates the investments of the subsidiaries in question because the Account does in fact control these subsidiaries as further described herein.

The Registrant is a separate account of Teachers Insurance and Annuity Association of America (“TIAA”), established and primarily governed under Section 4240 of the New York Insurance Law (“NYIL”). TIAA serves as the investment manager for the Account, and TIAA and its affiliates provide certain other services to the Account, including administrative and distribution services.

Mr. Daniel L. Gordon
U.S. Securities and Exchange Commission
August 12, 2011

Under the NYIL, a separate account is not a distinct legal entity in the traditional sense, bearing a corporate charter, a Board of Directors, officers or employees. As a result, any subsidiary formed to hold assets for the benefit of the Account must be formed as a subsidiary of the sponsoring insurance company – TIAA in this case. However, TIAA respectfully submits that it is not accurate to state that the Account does not “control” the TIAA wholly owned subsidiaries (the “Subsidiaries”) which hold investments solely for the benefit of the Account as acquired utilizing assets of the Account.

The Financial Accounting Standards Board’s Accounting Standards Codification, generally accepted accounting principles (GAAP) in the United States, master glossary defines Control as [t]he possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an entity through ownership, by contract, or otherwise. TIAA’s managers, acting on behalf of the Account1, control all operations that significantly impact the economics of the Subsidiaries held for the benefit of the Account, in the same manner they control the investments and operations held directly by the Account.

TIAA will deem it appropriate and prudent from time to time to cause some of the Account’s investments to be made through subsidiaries rather than directly in the Account.2 The Account establishes these Subsidiaries to achieve certain business, tax or other legal objectives for the express purpose to invest on behalf of the Account and its participants.  These Subsidiaries exist to support the sole business purpose of Account, which is to pool premiums and transfers received from participants and invest those premiums for income and capital appreciation on behalf of the participants of the Account.  Management considers such Subsidiaries a direct extension of the Account’s investment activities, as all investments are managed as a pool of investments irrespective of whether held within a Subsidiary or directly by the Account. Finally, the operating agreements for all limited liability company Subsidiaries state that such Subsidiary was formed for the benefit of the Account. As such, the Account’s managers, acting solely on behalf of and in the best interest of the Account, control the operations of the Subsidiaries in the same manner as they control the operations of the Account in general.

1 TIAA’s managers have duties under the NYIL to manage the Account’s assets and liabilities, regardless of legal form of ownership, in a prudent manner and further have fiduciary obligations under the federal securities laws and the Employment Retirement Income Security Act of 1974, as amended to act in the best interests of the Account’s plans and participants.

2 In some circumstances, a lender with a mortgage on a property held for the benefit of the Account will require that the borrower holding title to the property be a distinct legal entity.

Mr. Daniel L. Gordon
U.S. Securities and Exchange Commission
August 12, 2011

ASC 946-810-45-2 states …consolidation by an investment company of a non-investment-company investee is not appropriate. The Registrant considers each Subsidiary to be an investment company as defined in ASC 946-10-15-2.

As discussed above the investments held within the Subsidiaries are held solely for the benefit of the Account and are pooled and managed together as a whole in conjunction with the investments directly held by the Account. As such each Subsidiary’s express business purpose is an extension of the Account’s business purpose, that being current income and appreciation of its investments, as outlined in the Investment Objectives and Investment Strategies sections of the Account, discussed in more detail within the ASC 946 analysis provided as part of the Registrant’s second response herein. The units of the Account represent, among other things, ownership interests in the Subsidiaries. The nature of the units is discussed in more detail within the ASC 946 analysis provided as part of the Registrant’s second response herein. The units of the Account are not segregated or classed so as to separate the investments of the Account. As a result, when a participant (investor) buys or sells a unit of the Account, the participant is buying a unit supported by a pool of investments. Finally, each Participant of the Account bears all of the risks and rewards associated with investing in the Account regardless of whether investments are held directly by the Account or in a Subsidiary.

Based on the facts as discussed above, management of the Registrant has concluded each Subsidiary to be an investment company.

In consideration of the discussions above and in light of the disclosures in the Registrant’s previous filings with the Commission, management will prospectively include in its future filings with the Commission “Consolidated” in the title of its financial statements and notes to those financial statements.

Further management will prospectively include a description of its basis of presentation in its footnotes as follows:

Basis of Presentation: The accompanying financial statements include assets and liabilities for the benefit of the Account and those consolidated subsidiaries which hold assets and liabilities solely for the benefit of the Account. All significant intercompany accounts and transactions between the Account and such subsidiaries have been eliminated.

Mr. Daniel L. Gordon
U.S. Securities and Exchange Commission
August 12, 2011

Determination of Investments at Fair Value, page 66

2.         We note that you report all investments and investment related mortgage loans payable at fair value. Please clarify to us, and disclose in future filings, whether you follow the provisions of ASC 946 and whether you adopted SOP 07-1 prior to its deferral. If so, provide us your analysis of how you meet the definition of an investment company under the referenced accounting standards.

The Registrant reports all investments at fair value in accordance with ASC 946 as the Registrant is considered an investment company, as defined in ASC 946.

ASC 946-10-15-2 provides the criteria of an investment company as follows:

a. Investment activity. The investment company’s primary business activity involves investing its assets, usually in the securities of other entities not under common management, for current income, appreciation, or both.

The Account’s Annual Report on Form 10-K for the year ended December 31, 2010 (“10-K”) filed with the Commission on March 17, 2011 contains the Account’s investment objective and strategies, as outlined under Item I in the Investment Objective and Investment Strategy section. In sum, the Account seeks favorable long-term returns primarily through rental income and appreciation of real estate and real estate-related investments owned by the Account. From time to time, the Account will also invest in real estate related and non-real estate-related publicly traded securities and short-term higher quality liquid investments that are easily converted to cash to enable the Account to meet participant redemption requests, purchase or improve properties or cover other expense needs.

Management has considered that insurance company separate accounts, whose investments serve to support an insurer’s fixed and/or variable annuity offerings, are investment vehicles primarily regulated by state insurance departments Many such regulations limit the activities of the separate account to investment activities and expressly require the strict segregation of the income, gains and losses of the investments allocated to the separate account from the income, gains and losses of the sponsoring insurance company. Management’s analysis of the substance of the activities of the Account, which consist of a commingled real estate fund investing primarily in real estate and real estate related investments for the purpose of generating income and capital appreciation, with subscriptions and redemptions of units in the fund at a daily Accumulation Unit Value, (“AUV”) and an absence of involvement in most day to day property management activities, lead management to conclude that the substance of such activities are investment activities.

Mr. Daniel L. Gordon
U.S. Securities and Exchange Commission
August 12, 2011

b. Unit ownership. Ownership in the investment company is represented by units of investments, such as shares of stock or partnership interests, to which proportionate shares of net assets can be attributed.

The Account conducts a continuous offering of its accumulation units (“Units”) to eligible TIAA participants. The Account has filed a Registration Statement on Form S-1 to register with the Commission the offering of its Units. The Account’s prospectus, dated May 1, 2011, further outlines the key features of the Units under the section Determining the Value of Your Interest in the Account – Accumulation Units.

Each participant investment in the Account purchases a number of Units. Similarly, any participant withdrawal from the Account results in the redemption of a number of Units. The accumulation unit value reflects the Unit holder’s proportionate share (as of the effective date of such purchase or redemption) of the Account’s net assets at fair value, the Account’s investment experience (i.e., the real estate net operating income accrued, as well as dividends, interest and other income accrued), realized and unrealized capital gains and losses, and the Account’s expense charges. Further, the Account does not have separate classes of accumulation units, bearing different terms (such as different voting or redemption rights) akin to preferred and common stocks.

c. Pooling of funds. The funds of the investment company’s owners are pooled to avail owners of professional investment management.

TIAA offers the Account as a variable investment option for annuity contract holders of TIAA. TIAA’s managers, acting on behalf of the Account, exert control over investment and operational decisions with respect to the Account; participants invested in the Account do not have voting rights or approval rights with respect thereto. The assets of the Account were formed through the pooling of participant premiums and transfers from over 1.3 million participants invested in the Account, as of December 31, 2010.

d. Reporting entity. The investment company is the primary reporting entity.

The Account is the only registrant filing reports with the Commission with respect to the assets and liabilities held for the benefit of the Account. The Account is an insurance company separate account, and thus specifically precluded from needing to be a separate legal entity as described in ASC 946-10-15-2.

Mr. Daniel L. Gordon
U.S. Securities and Exchange Commission
August 12, 2011

As part of its continuing evaluation, management considers the specific facts and circumstances of the Account, underlying principles inherent in investment company accounting in the United States and the specific criteria noted in ASC 946. Also, management concluded at the time of the Account’s inception in 1995 that the Account should follow investment company accounting and since that time, management has evaluated whether the Account continues to meet the criteria of an investment company under applicable accounting literature and has carefully considered a variety of indications that affirm management's initial determination. For example, Statement of Position 07-1 (“SOP 07-1”) was issued in June 2007, which provided increased clarity for determining whether an entity is within the scope of the Guide. In October 2007, the FASB voted to indefinitely defer the effective date of SOP 07-1. In February 2008, the FASB issued FASB Staff Position No. SOP 07-1.1, indefinitely deferring the original effective date of January 1, 2008 and disallowing early adoption by companies unless such an adoption was elected prior to January 1, 2008. The Account did not adopt the provisions of SOP 07-1 prior to its indefinite deferral since the Account already met the criteria in ASC 946 as an investment company.

Also, the FASB in recent years has also affirmed management’s view that the Account is an investment vehicle that should be reporting investments at fair value as evidenced by efforts associated with EITF 09-D, Application of the AICPA Audit and Accounting Guide, Investment Companies, by Real Estate Investment Companies, which was added to the EITF’s agenda on February 12, 2009 (subsequent to the indefinite deferral of SOP 07-1). Management believed this project was intended to provide guidance for the large number of real estate investment companies in the US (including the limited number of entities that early adopted SOP 07-1) and its related issues were subsequently combined into deliberations associated with the soon to be published investment company Exposure draft as well as the Investment Property Entity exposure draft, both of which have concluded that such entities with activities similar to the Account should be reporting investments at fair value.

In addition, management considers its conclusion as to the Registrant being an investment company to be further affirmed in relation to the real estate investment industry as a whole. As a participating member in the National Council of Real Estate Investment Fiduciaries (“NCREIF”) the Registrant is aware that most, if not all, participant members of NCREIF have similar investment vehicles with similar investments in real estate (i.e. open end funds and or life insurance separate accounts). Participating members also apply the accounting and reporting requirements of ASC 946 and report their investments at fair value.

Mr. Daniel L. Gordon
U.S. Securities and Exchange Commission
August 12, 2011

Finally, despite the fact that the Account has not registered, and is not required to register, as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), management believes that, because of the daily liquidity offered to Account participants through maintaining a daily AUV, reporting all investments at fair value is the most appropriate manner to account for such investments and is in the interests of the Account’s participants.

In consideration of the substance of the Account’s activities since its inception through the current period, the qualification of the Account as an investment company as demonstrated herein, the observed accounting practices for similar open ended real estate funds in the United States and the affirmation by FASB, as evidenced by their ongoing efforts and proposals now pending in the soon-to-be published exposure drafts, we have concluded that our initial determination that the Account is an investment company remains appropriate through the current period.

Management will disclose in its future filings of the Registrant the fact the Registrant accounts for its investments per ASC 946, as reflected below.

Determination of Investments at Fair Value: The Account reports all investments at fair value in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 946, Financial Services - Investment Companies. Further in accordance with the fair value option allowed under ASC 825, Financial Instruments, and at the election of Account management, mortgage loans payable are reported at fair value.

We have reviewed the responses with our independent registered public accounting firm, PricewaterhouseCoopers LLP.

Mr. Daniel L. Gordon
U.S. Securities and Exchange Commission
August 12, 2011

In addition, the Registrant acknowledges that:

(i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We are more than happy to discuss these responses. If you have any questions, please feel free to call me at (704) 988-6008.

Very truly yours,

/s/ Phillip S. Nickolenko,

Vice President and

Real Estate Chief Financial Officer

cc:      Virginia M. Wilson,

Executive Vice President and Chief Financial Officer

Teachers Insurance and Annuity Association of America